UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
China Digital TV Holding Co., Ltd.
(Name of Issuer)

Ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

16938G 107
(CUSIP Number)

Credit Suisse Trust Limited, 1 Raffles Link #05-02, Singapore 039393 +65 6212 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firstvision Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,556,561 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 22,556,561 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,634,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 35.64% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
Represents: (i) 20,846,768 Ordinary Shares and 1,709,775 American Depositary Receipts ("ADRs"), par value $0.0005 per share of China Digital TV Holding Co., Ltd. (the "Ordinary Shares") held by Smart Live Group Limited ("Smart Live"), a company incorporated under the laws of British Virgin Islands. Smart Live is owned 100% by vote and value by Firstvision Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Jianhua Zhu ("Mr. Zhu") is the settlor of The Scott Zhu Trust. On January 5, 2018, Smart Live purchased 10,423,393 Ordinary Shares from Polar Light Group Limited ("Polar Light").

(2)	Represents 155,418 Ordinary Shares of the Issuer held by China Cast Investment Holdings Limited ("China Cast"). Each of Polar Light and Smart Live held 50% of the equity interest of China Cast.
(3)
The percentage used herein is calculated based upon 63,508,656 Ordinary Shares of the Issuer that were issued and outstanding as of September 30, 2017 (as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,556,561
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 22,556,561
	10.	SHARED DISPOSITIVE POWER 155,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,634,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 35.64%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firestone Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,962,376 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 1,962,376 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,085
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.21% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
Represents: 1,962,376 ADRs of the Issuer held by Polar Light, a company incorporated under the laws of British Virgin Islands. Polar Light is owned 100% by vote and value by Firestone Investments Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firestone Investments Limited is owned 100% by vote and value by the L&C Family Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Zengxiang Lu ("Mr. Lu") is the settlor of the L&C Family Trust. On January 5, 2018, Polar Light sold 10,423,393 Ordinary Shares to Smart Live.

(2)	Represents 155,418 Ordinary Shares of the Issuer held by China Cast. Each of Polar Light and Smart Live held 50% of the equity interest of China Cast.
(3)
The percentage used herein is calculated based upon 63,508,656 Ordinary Shares of the Issuer that were issued and outstanding as of September 30, 2017 (as disclosed in the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as trustee for The L&C Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,962,376
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 1,962,376
	10.	SHARED DISPOSITIVE POWER 155,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,085
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.21%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.  Security and Issuer.
This Amendment No. 2 to Schedule 13D hereby amends and supplements the statements on Schedule 13D filed by the reporting persons with the U.S. Securities and Exchange Commission (the "SEC") on May 4, 2017 related to the Ordinary Shares and ADRs of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the "Issuer"). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.
Item 2.  Identity and Background.
This Statement is filed jointly by (i) Firstvision Limited, (ii) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust, (iii) Firestone Investments Limited, and (iv) Credit Suisse Trust Limited as trustee for The L&C Family Trust.  The reporting persons are making this single, joint filing, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.
The principal business of Firstvision Limited is to hold securities in Smart Live, an entity whose principal business is to hold the Ordinary Shares in the Issuer. The principal business of Firestone Investments Limited is to hold securities in Polar Light, an entity whose principal business is to hold the Ordinary Shares in the Issuer. The principal business of Credit Suisse Trust Limited is to act as the trustee for each of (i) The Scott Zhu Trust and (i) The The L&C Family Trust for the benefits of certain family members of the settlors of these trusts (i) Mr. Zhu and (ii) Mr. Lu, respectively.
The principal business address and the principal office address of each of Firstvision Limited and Firestone Investments Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02, Singapore 039393.
During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
On January 5, 2018, Smart Live and Polar Light entered into a Share Purchase Agreement (the "SPA"). Pursuant to the SPA, Smart Live agreed to purchase from Polar Light and Polar Light agreed to sell to Smart Live an aggregate amount of 10,423,393 Ordinary Shares for an aggregate consideration of US$5,732,866.15 in cash, representing a per Ordinary Share price of US$0.55.
Smart Live will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchase.
The SPA was filed as an exhibit to Amendment No. 2 to Schedule 13D filed by Smart Live and Mr. Zhu with the SEC on January 5, 2018 in relation to the Ordinary Shares of the Issuer. Reference is made to such exhibits for the complete terms of the SPA; these exhibits are incorporated herein by reference.
Item 4.  Purpose of Transaction.
The reporting persons might be regarded as beneficial owners of the Ordinary Shares and ADRs by virtue of the transactions described in Item 3 above. This is due to the fact that (i) Firstvision Limited owns 100% by vote and value of Smart Live and (ii) Firestone Investments Limited owns 100% by vote and value of Polar Light. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust and Firestone Investments Limited is owned 100% by vote and value by the L&C Family Trust. Credit Suisse Trust Limited acts as the trustee for each of (i) The Scott Zhu Trust and (ii) The The L&C Family Trust. Hence, the Ordinary Shares and ADRs may be regarded as being beneficially owned by the reporting persons. According to the reporting persons' knowledge, Smart Live agreed to purchase the Ordinary Shares and ADRs of the Issuer referenced in Item 3 above from Polar Light because it believes that the securities represented and continue to represent an attractive investment.
Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
(a) As of the date hereof, Firstvision Limited and Credit Suisse Trust Limited as trustee for The Scott Zhu Trust, each beneficially owns, in the aggregate, 22,634,270 Ordinary Shares, consisting of (i) 20,846,768 Ordinary Shares, (ii) 1,709,775 ADRs and (iii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Smart Live and Polar Light owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 35.64% of the total number of outstanding Ordinary Shares of the Issuer.
As of the date hereof, Firestone Investments Limited and Credit Suisse Trust Limited as trustee for The L&C Family Trust, each beneficially owns, in the aggregate, 2,040,085 Ordinary Shares, consisting of (i) 1,962,376 ADRs and (ii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Polar Light and Smart Live owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 3.21% of the total number of outstanding Ordinary Shares of the Issuer.
The percentages reported in this Schedule 13D/A are based upon the 63,508,656 Ordinary Shares of the Issuer that were issued and outstanding as of September 30, 2017 (as disclosed in the Issuer's current report on Form 6-K filed with the SEC on November 14, 2017).
(b)
	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Firstvision Limited	22,634,270	35.64%	22,556,561	155,418	22,556,561	155,418
Credit Suisse Trust Limited as trustee for The Scott Zhu Trust	22,634,270	35.64%	22,556,561	155,418	22,556,561	155,418
Firestone Investments Limited	2,040,085	3.21%	1,962,376	155,418	1,962,376	155,418
Credit Suisse Trust Limited as trustee for The L&C Family Trust	2,040,085	3.21%	1,962,376	155,418	1,962,376	155,418

(c) See Item 3 above.
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Share Purchase Agreements
The SPA provides that Polar Light sells to Smart Live an aggregate amount of 10,423,393 Ordinary Shares of the Issuer for an aggregate consideration of US$5,732,866.15 in cash, representing a per Ordinary Share price of US$0.55..
Item 7.  Material to Be Filed as Exhibits.
Exhibit 99.1 Joint Filing Agreement, dated January 9, 2018, by and among the reporting persons.
Exhibit 99.2 Share Purchase Agreement, dated January 5, 2018, between Smart Live and Polar Light (filed as an exhibit to Amendment No. 2 to Schedule 13D/A filed by Smart Live and Mr. Zhu with the SEC on January 5, 2018 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2018
FIRSTVISION LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited
Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE SCOTT ZHU TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng

Authorised Signatories

FIRESTONE INVESTMENT LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited
Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE L&C FAMILY TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng

Authorised Signatories

Exhibit Index
Exhibit 99.1	Joint Filing Agreement, dated January 9, 2018, by and among the reporting persons.
Exhibit 99.2
Share Purchase Agreement, dated January 5, 2018, between Smart Live and Polar Light (filed as an exhibit to Amendment No. 2 to Schedule 13D/A filed by Smart Live and Mr. Zhu with the SEC on January 5, 2018 and incorporated herein by reference).

Exhibit 99.1
Joint Filing Agreement
In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares, par value $0.0005 per share, of China Digital TV Holding Co., Ltd., a company organized under the laws of the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 9, 2018.

FIRSTVISION LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited
Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE SCOTT ZHU TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng

Authorised Signatories

FIRESTONE INVESTMENT LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited
Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE L&C FAMILY TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng

Corporate Director